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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

Reference is made to the Announcement relating to, amongst other things, the entering into of the Share Purchase Agreement pursuant to which Datang conditionally agreed to subscribe through a Hong Kong incorporated company, and the Company conditionally agreed to allot and issue, the New Shares. The New Shares represent 19.9% of the issued share capital of the Company prior to the issuance of the New Shares and approximately 16.6% of the issued share capital following the issuance of the New Shares, and were issued for a total purchase price of US$171.8 million.

The Completion was conditional upon, amongst other things, the entering into of the Strategic Cooperation Agreement regarding the Non-Exempt Continuing Connected Transactions on or prior to Completion. On 24 December 2008, the Company and Datang entered into the Strategic Cooperation Agreement for a period of two years commencing on the date of Completion.

All the conditions precedent under the Share Purchase Agreement have been fulfilled or waived, as in the case of Datang’s extension in time on the nomination of the two Datang Nominees. As a result of Completion which also took place on 24 December 2008, Datang has approximately 16.6% interest in the Company and became a connected person of the Company.

The Non-Exempt Continuing Connected Transactions are subject to the reporting, announcement and independent Shareholders’ approval requirements under Chapter 14A.45 to 14A.47 and 14A.48 of the Listing Rules. Datang, being a Connected Person of the Company, is required under the Listing Rules to abstain from voting in relation to the Non-Exempt Continuing Connected Transactions.

An independent board committee comprising independent non-executive directors of the Company will be formed to consider, and an independent financial adviser will be appointed to advise the independent board committee and the independent Shareholders on, the terms of the Strategic Cooperation Agreement (including the Proposed Cap).

A circular containing, among other things, (i) a letter from the board of Directors containing details of the Strategic Cooperation Agreement (including the Proposed Cap), (ii) a letter from an independent financial adviser setting out its advice in connection with the Strategic Cooperation Agreement (including the Proposed Cap), (iii) recommendations of the independent board committee in connection with the Strategic Cooperation Agreement (including the Proposed Cap) and (iv) a notice convening the EGM will be despatched to the Shareholders in accordance with the relevant requirements under tae Listing Rules as soon as possible.

INTRODUCTION

Reference is made to the Announcement relating to, amongst other things, the entering into of the Share Purchase Agreement pursuant to which Datang conditionally agreed to subscribe through a Hong Kong incorporated company, and the Company conditionally agreed to allot and issue, the New Shares. The New Shares represent 19.9% of the issued share capital of the Company prior to the issuance of the New Shares and approximately 16.6% of the issued share capital following the issuance of the New Shares, and were issued for a total purchase price of US$171.8 million.

The Completion was conditional upon, amongst other things, the entering into of the Strategic Cooperation Agreement regarding the Non-Exempt Continuing Connected Transactions on or prior to Completion. On 24 December 2008, the Company and Datang entered into the Strategic Cooperation Agreement for a period of two years commencing on the date of Completion. Shareholders are referred to the Announcement for further details of the allotment and issuance of the New Shares under the Share Purchase Agreement.

All the conditions precedent under the Share Purchase Agreement have been fulfilled or waived, as in the case of Datang’s extension in time on the nomination of the two Datang Nominees. As a result of the Completion which also took place on 24 December 2008, Datang has approximately 16.6% interest in the Company and became a connected person of the Company.

SUMMARY OF PRINCIPAL TERMS OF THE STRATEGIC COOPERATION AGREEMENT

Execution Date: 24 December 2008

Effective period: Two years effective from the date of Completion, being 24 December 2008, subject to that all the cooperation pursuant to the Strategic Cooperation Agreement shall comply with, among other things, the Listing Rules.

Material terms: Cooperation in the areas of technology, industry and global markets

Cooperation of technological research and development (“Technological Cooperation”)
As part of the Company’s core business of providing IP design services, the Company intends to provide its existing research and development facilities and manpower in developing advanced communication logic processing technology and IP bank for Datang, while Datang will provide pilot authentication products in relation to such development. The funding required for such research and development will be in accordance with market practice and to be agreed by the Company and Datang. The Company expects this to be provided by reference to the extent of each party’s responsibility and rights in the cooperation. The Company also intends to recommend the technology of Datang to third party customers.

Provision of fabrication services (“Production Cooperation”)
As part of the Company’s core business of semiconductors fabrication, the Company intends to give priority to the production requirements of Datang while Datang intends to give priority to engage/employ the fabrication services of the Company provided that the price, technology and service standards of the Company are comparable to competitors and at the prevailing market value.

Global markets (“Market Development Cooperation”)
The Company also intends to cooperate with Datang in the development of international markets and globalisation of their business. The Company expects each of the Company and Datang to bear its own costs in relation to the Market Development Cooperation for the Relevant Period. The Company does not expect any material costs to arise in relation to the Market Development Cooperation for the Relevant Period.

Cooperative Undertaking in relation to PRC National Scientific Research Projects (“Cooperative Undertaking”)
The Company and Datang intend to make joint efforts to apply for PRC national and local projects in connection with scientific research and industrialization relating to the integrated circuit sector. The Company expects each of the Company and Datang to bear its own costs in relation to the Cooperative Undertaking for the Relevant Period. The Company does not expect any material costs to arise in relation to the Cooperative Undertaking for the Relevant Period.

PRICING OF THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

The funding of research development under the Technological Cooperation will be in accordance with market practice and to be agreed by the Company and Datang. The Company expects this to be provided by reference to the extent of each party’s responsibility and rights in the cooperation. The price for the provision of fabrication services under the Production Cooperation will be determined by reference to market price. The Company expects each of the Company and Datang to bear its own costs in relation to the Market Development Cooperation and the Cooperative Undertaking, in each case, for the Relevant Period. The Company does not expect any material costs to arise in relation to the Market Development Cooperation or the Cooperative Undertaking, in each case, for the Relevant Period.

The Directors consider the Non-Exempt Continuing Connected Transactions to be on normal commercial terms and in the ordinary and usual course of business of the Company which the Directors believe are fair and reasonable, and in the interests of the Shareholders as a whole.

BASIS OF DETERMINATION OF THE PROPOSED CAP

The Proposed Cap is US$100,000,000 which represents the maximum revenue expected to be generated by the Company from the Non-Exempt Continuing Transactions during the Relevant Period. In arriving at the Proposed Cap, the Company has considered the potential level of Non-Exempt Continuing Transactions (especially the level of fabrication services it may potentially provide) in light of current market conditions of the TD-SCDMA industry and the technological capability of the Company, having regard to the Company’s historical revenues and the part thereof attributable to communication products, as well as the anticipated mix of the Company’s products therein and the fact that TD-SCDMA is one of the three technologies behind the 3G telecommunications standard.

IMPLICATIONS OF THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS UNDER THE LISTING RULES

As the relevant percentage ratios are on an annual basis more than 2.5%, the Non-Exempt Continuing Connected Transactions constitute non-exempt continuing connected transactions under R14A.35 of the Listing Rules and are subject to the reporting, announcement and independent Shareholders’ approval requirements under Rules 14A.45 to 14A.47 and 14A.48 of the Listing Rules. The Company will seek the approval of the independent Shareholders of the terms of the Strategic Cooperation Agreement (including the Proposed Cap). Datang, being a Connected Person of the Company, is required under the Listing Rules to abstain from voting in relation to the Non-Exempt Continuing Connected Transactions.

The voting at the EGM will be taken by a poll. The Company will make an announcement of the poll results in accordance with the relevant requirements under the Listing Rules as soon as possible.

GENERAL

The Company is principally engaged in semiconductor manufacturing and sale thereof.

Datang is a subsidiary of Datang Telecom Technology & Industry Group headquartered in Beijing, the PRC. It is mainly engaged in the core business of TD-SCDMA third generation (3-G) mobile telecommunication, wireless access and integrated circuit design. Datang has experience in technology development and innovation in mobile telecommunication and chip design, and has developed a series of telecommunication products of advance domestic and international standards. Datang is one of the leading forces in technology innovation in the PRC.

An independent board committee comprising independent non-executive directors of the Company will be formed to consider, and an independent financial adviser will be appointed to advise the independent board committee and the independent Shareholders on, the terms of the Strategic Cooperation Agreement (including the Proposed Cap).
A circular containing, among other things, (i) a letter from the board of Directors containing details of the Strategic Cooperation Agreement (including the Proposed Cap), (ii) a letter from an independent financial adviser setting out its advice in connection with the Strategic Cooperation Agreement (including the Proposed Cap), (iii) recommendations of the independent board committee in connection with the terms of the Strategic Cooperation Agreement (including the Proposed Cap) and (iv) a notice convening the EGM will be despatched to the Shareholders in accordance with the relevant requirements under the Listing Rules as soon as possible.

As at the date of this announcement, the Directors of the Company are Yang Yuan Wang as Chairman and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Wang Zheng Gang as Non-Executive Director of the Company; and Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

DEFINITIONS

In this announcement the following words have the following meanings unless the context requires otherwise:

“Announcement”

the announcement dated 10 November 2008 issued by the Company in respect of the issue of new ordinary shares under general mandate and resumption of trading;

“Company”
Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability and the Shares and American Depositary Shares of which are listed on the Stock Exchange and the New York Stock Exchange, respectively;

“Completion”
the completion of the allotment and issuance of the New Shares under the Share Purchase Agreement;

“Connected Person”
has the meaning ascribed thereto under rule 1.01 of the Listing Rules, as modified by rules 14A.11 and 14A.12 of the Listing Rules;

“Cooperative Undertaking”
has the meaning ascribed thereto under the section “Summary of Principal Terms of the Strategic Cooperation Agreement”;

“Datang”
Datang Telecom Technology & Industry Holdings Co., Ltd.;

“Datang Nominees”
the members of the board of Directors nominated by Datang;

“Directors”
directors of the Company;

“EGM”
an extraordinary general meeting of the Company to be held to approve the terms of the Strategic Cooperation Agreement (including the Proposed Cap);

“Hong Kong”
the Hong Kong Special Administrative Region of the PRC;

“Listing Rules”
the Rules Governing the Listing of Securities on the Stock Exchange;

“Market Development Cooperation”
has the meaning ascribed thereto under the section “Summary of Principal Terms of the Strategic Cooperation Agreement”;

“New Shares”
3,699,094,300 Shares;

“Non-Exempt Continuing Connected Transactions”
the transactions as provided under the Strategic Cooperation Agreement (including the Technological Cooperation, the Production Cooperation, the Market Development Cooperation and the Cooperative Undertaking);

“PRC”
the People’s Republic of China;

“Production Cooperation”
has the meaning ascribed thereto under the section “Summary of Principal Terms of the Strategic Cooperation Agreement”;

“Proposed Cap”
the proposed cap in respect of the Non-Exempt Continuing Connected Transactions on an aggregated basis for the Relevant Period;

“Relevant Period”
the period commencing on 24 December 2008 and ending on the day on which the Company’s next annual general meeting will be held;

“Shares”
ordinary shares of par value US$0.0004 each in the capital of the Company;

“Shareholder(s)”
holder(s) of existing Shares of the Company;

“Share Purchase Agreement”
the share purchase agreement dated 6 November 2008 entered into between the Company and Datang whereby Datang conditionally agreed to subscribe through a Hong Kong incorporated company for, and the Company conditionally agreed to allot and issue, the New Shares;

“Stock Exchange”
The Stock Exchange of Hong Kong Limited;

“Strategic Cooperation Agreement”
the strategic cooperation agreement dated 24 December 2008 entered into by the Company and Datang regarding the Non-Exempt Continuing Connected Transactions;

“TD-SCDMA”
Time Division-Synchronous Code Division Multiple Access, which is a 3G or third-generation of mobile phone standards and technology mobile telecommunications standard being developed in the PRC;

“Technological Cooperation”
has the meaning ascribed thereto under the section “Summary of Principal Terms of the Strategic Cooperation Agreement”; and

“US$”
United States dollar, the lawful currency of the United States.

Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC

8 January, 2009